March 2, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Select Energy Services, Inc.
Registration Statement on Form S-1
Submitted January 23, 2017
CIK No. 0001693256

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 17, 2017 with respect to Registration Statement on Form S-1, CIK No. 0001693256, submitted to the Commission on January 23, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (“Filing No. 1”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Filing No. 1 unless otherwise specified. Capitalized terms used in this letter but not otherwise defined shall have the meanings set forth in Filing No. 1.

General

1.                                      Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to identify the underwriters. Please see the prospectus cover page and page 147 of Filing No. 1.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communication.

Summary, page 1

Company Overview, page 1

3.                                      Throughout your prospectus, you make a number of factual assertions about your industry and about your operations as compared to your competitors. For example, you make numerous references to your status as “the market leader” or a leader or the leader in other aspects of your business. You refer to having the position “as the leading water solutions provider” (page 7). You also suggest that you have the largest asset base in the industry with exclusive water sources. Please provide us with supplemental support for these types of factual assertions, which appear throughout your prospectus. To the extent that you do not have independent support for a statement, please revise the language to clarify the basis for the statement. In addition, to the extent that you intend some of these statements to be qualified as to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1, 3, 4, 6, 8, 9, 56, 75, 77, 78, 81 and 82 of Filing No. 1.

4.                                      Please also include corresponding disclosures, where appropriate, to place your statements in context. For example, you state at page 6 that you “estimate that approximately 20% to 25% of these sources or volumes are on an exclusive basis.” This suggests that approximately 80% of your sources or volumes are non-exclusive and that competitors or potential competitors would have access to the same sources in those cases. If true, this impacts the firmness of the relative competitive advantage you purportedly enjoy. In that regard, we note also the risk factor disclosure at page 31 indicating that “Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis.”

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 80 of Filing No. 1.

Industry Trends and Market Recovery, page 4

5.                                      You cite the “Drilling Productivity Report” released by the U.S. Energy Information Administration to support your assertion that there are “approximately 13 DUCs per active horizontal drilling rig in the same area” and that “this is a significant increase from a historical normalized average of approximately two DUCs per active horizontal drilling rig.” Please briefly explain how you determined these averages and whether they were derived from the analysis of more than one source.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that we have updated these averages with more recent data and clarified the time periods to which these averages relate as well as the source from which they were derived. We determined the averages by dividing the number of DUCs for a specified time period or at a specific point in time by the number of active drilling rigs for the same time period or at the same point in time, all as derived from information published by the U.S. Energy Information Administration. Please see pages 5, 58 and 85 of Filing No. 1.

Emerging Growth Company Status, page 14

6.                                      State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. State in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to indicate our election under Section 107(b) of the JOBS Act on pages 15, 68 and 71 of Filing No. 1. We have also added the requested risk factor disclosure on pages 39 and 40 of Filing No. 1.

Use of Proceeds, page 49

7.                                      You indicate that all proceeds will go to SES Holdings, which in turn will use the proceeds of this offering for “general corporate purposes, including the expansion of the Bakken Pipeline systems, to fund other organic and acquisition growth opportunities and for the cash settlement of outstanding phantom units at SES Holdings, LLC.” Please clarify whether you are referring to SES Holdings when you state in this section that “If the proceeds increase ..., we would use the additional net proceeds for general corporate purposes” and at page 9 when you say that “we” intend to fund the cash portion of the consideration for the possible Permian Basin acquisition with a portion of the net proceeds from this offering. Also, please revise this section to disclose the amount and the percentage of the proceeds that will be used for the various cited purposes. See Item 504 of Regulation S-K and the instructions thereto for guidance.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that all of the net proceeds will be contributed to SES Holdings (including any increase in proceeds due to a higher initial public offering price or the issuance of additional shares), and SES Holdings intends to use the net proceeds in the following manner: (i) $51 million will be used to repay borrowings incurred under our credit facility to fund the cash portion of the purchase price of the Permian Acquisition; (ii) $10.7 million will be used for the cash settlement of outstanding phantom units at SES Holdings; (iii) approximately $5 million will be used for growth capital expenditures in the Bakken, including the expansion of the Bakken Pipeline systems; and (iv) the balance will be used for general corporate purposes, including other organic and acquisition growth opportunities. Please see pages 17 and 50 of Filing No. 1.

Capitalization, page 51

8.                                      We note that the amount of cash and cash equivalents listed “on an as adjusted basis to give effect to the 144A Offering” in your table on page 51 states that as of September 30, 2016, you had an “as adjusted” amount of cash and cash equivalents of $51.775 million. However, your Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2016, states a total amount of cash and cash equivalents, giving effect to the 144A offering of $45.034 million. See page F-5. Please explain the reason for this discrepancy.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that the $45.034 million on page F-5 of the Registration Statement represented the pro forma adjustment for the 144A Offering, while the $51.775 million on page 51 of the Registration Statement represented the sum of (i) the $45.034 million adjustment and (ii) the historical cash and cash equivalents of $6.741 million as of September 30, 2016. We respectfully advise the Staff that the pro forma financial statements are no longer required to be included in the Registration Statement due to the addition of the audited financial statements for the year ended December 31, 2016 and have been removed from Filing No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  55

Results of Operations, page 59

Nine Months Ended September 30, 2016, Compared to Nine Months Ended September 30, 2015, page 59

9.                                      Revise to describe and quantify all material activities that generated income statement variances between periods. Your revised disclosure should quantify the effect of each causal factor identified for material changes in your financial statement amounts and should fully address the change between periods. Refer to Item 303(a)(3) of Regulation S-K, and for additional guidance, Section III.D. of Release No. 33-6835.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 61 through 64 of Filing No. 1.

Tax Receivable Agreements, page 65

10.                               We note that you have entered into two tax receivable agreements and that the payments you will be required to make under these arrangements are expected to be substantial. We also note the disclosure on page F-9 stating that your estimated tax receivable agreement liability would have been $354.9 million assuming the exchange of all SES Holdings LLC units for shares of your class A common stock and the termination of the tax receivable agreements. Revise to provide disclosure of the following:

•                                          The range of future payments that you expect to make under each agreement, assuming (a) all tax benefits that are subject to the tax receivable agreements have been utilized or expired and (b) exercise of your right to terminate the tax receivable agreements;

•                                          The potential impact on future earnings associated with this arrangement; and

•                                          The anticipated timing of the payments and how you intend to fund such payments.

RESPONSE:                            We advise the Staff that, as stated on pages 45 and 120 of Filing No. 1, estimating the amount and timing of payments under the Tax Receivable Agreements is by its nature imprecise. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreements, will vary depending upon a number of factors including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income the Company generates in the future and the U.S. federal income tax rate then applicable, and the portion of the Company’s payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis. We have revised the Registration Statement to include further details of the factors affecting the amounts payable under the Tax Receivable Agreements, the effects associated with the reasonably possible range of variation in such factors, and the accounting to be applied. Please see pages 45 and 120 through 121 in Filing No. 1.

Additionally, we cannot reasonably estimate the likelihood of acceleration and termination under the Tax Receivable Agreements because, although we have no current intention of terminating the Tax Receivable Agreements early, we cannot determine with any reasonable certainty whether the Company will, in the future, (i) be a party to certain mergers, asset sales, or other forms of business combinations (or otherwise undergo a change of control) or (ii) breach a material obligation under the Tax Receivable Agreements, either of which could cause an acceleration of our payment obligations under the Tax Receivable Agreements.

Because we cannot reasonably estimate the timing or amount of payments, absent an acceleration and termination under the Tax Receivable Agreements, or the likelihood of such an acceleration and termination, we cannot accurately provide further detail on the potential range of future payments under each of the Tax Receivable Agreements unless certain assumptions are made. The assumptions we have made in determining the amount of such payments are described on pages 46 and 120 of Filing No. 1. We advise the Staff that, applying these assumptions, the amount of future payments expected to be made under the Tax Receivable Agreements in the event that payments under the agreements are not accelerated is the undiscounted liability associated with the Tax Receivable Agreements. The amount of future payments expected to be made under the Tax Receivable Agreements, assuming the Tax Receivable Agreements are terminated immediately following this offering, is the discounted liability associated with the Tax Receivable Agreements. As indicated on pages 46 and 120 through 121 of Filing No. 1, we intend to disclose these amounts once our estimates have been finalized.

In addition, we have revised the Registration Statement to note that, in the event that the Tax Receivable Agreements are not terminated and the Company has sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence in late 2017 and to continue for 20 years after the date of the last exchange of SES Holdings LLC Units, and the payments due under the Tax Receivable Agreement entered into with an affiliate of the Contributing Legacy Owners are expected to commence in late 2017 and to continue for five taxable years following the 144A Offering. Please see pages 45 and 121 of Filing No. 1.

We advise the Staff that, as stated on pages 44 and 119 of Filing No. 1, to the extent SES Holdings has available cash and subject to the terms of our credit agreements and any other debt instruments, the Company intends to cause SES Holdings to make distributions to the Company in an amount at least sufficient to allow the Company to pay its taxes and make payments under the Tax Receivable Agreements.

We also acknowledge the Staff’s comment regarding the potential impact on future earnings associated with the Tax Receivable Agreements and advise the Staff that we intend to account for any amounts payable under the Tax Receivable Agreement in accordance with ASC Topic 450, Contingent Consideration (“ASC 450”). Please see page 67 of Filing No. 1.  We believe accounting for the Tax Receivable Agreements under the provisions of ASC 450 is appropriate due to significant uncertainties regarding the amount of payments, if any, to be made under the Tax Receivable Agreements. Uncertainties include those described in the risk factors relating to the Tax Receivable Agreements on pages 44 through 47 of Filing No. 1, which indicate the existence of a contingency as defined in ASC 450. Additionally, the Tax Receivable Agreements are not transactions described in ASC 450-10-15-2A that are specifically scoped out of the guidance on contingent consideration (e.g. contingencies in a business combination).

We completed an initial assessment of the amount of any liability under the Tax Receivable Agreements required under the provisions of ASC 450 in connection with preparing the Selected Consolidated Financial Statements. We determined that there was no resulting liability related to the Tax Receivable Agreements arising from the corporate reorganization and related transactions completed in connection with the 144A Offering as the associated deferred tax assets are fully offset by a valuation allowance. The corporate reorganization represented a reorganization of entities under common control transaction that is recorded based on the historical carrying amounts of affected assets and liabilities in accordance with ASC 805-50, Business Combinations — Related Issues. Under that guidance, any difference between consideration paid (in this case, the liability under the Tax Receivable Agreements) and the carrying amount of the assets and liabilities received is recognized within equity. The initial liability will be adjusted at each reporting date through charges or credits in the statement of operations. We concluded that accounting by analogy to the accounting treatment specified in ASC 740-20-45 11(g) for subsequent changes in a valuation allowance established against deferred tax assets that arose due to a change in tax basis in connection with a transaction with shareholders, which is recorded in the statement of operations. We believe that analogy is appropriate given the direct relationship between the amount of any estimated tax savings to be realized and the recognition and measurement of the liability under the Tax Receivable Agreements.

Critical Accounting Policies and Estimates, page 66

11.                               Revise your critical accounting policy disclosures to analyze the uncertainties involved in applying the principles utilized and the variability that is reasonably likely to result from their application. Also address the degree to which your estimates and assumptions bear the risk of change. For example, expand your disclosure regarding self-insurance to provide additional detail regarding your statement that additional charges to earnings could be necessary if the number of claims or the costs associated with those claims were to increase significantly over your estimates. Refer to section V of SEC Release 33¬8350.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 68 through 71 of Filing No. 1.

12.                               Revise to provide disclosure addressing the methods, assumptions, and estimates underlying your revenue recognition policy.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 70 of Filing No. 1.

Unit-based Compensation, page 68

13.                               Revise your critical accounting policy disclosure to address your phantom units. We note that these are cash settled awards for which no compensation expense has been recognized as of September 30, 2016 due to the non-occurrence of a performance condition, which is not yet considered probable. Your revised disclosure should address whether the completion of your planned offering will result in the achievement of this performance condition, and if so, describe your planned accounting treatment. Refer to FASB ASC 718-10-25.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 71 of Filing No. 1.

Business, page 71

Overview, page 71

14.                               We note your disclosure at page 73 that you consider your “inventory of water sources” a key competitive advantage as “water sources are often difficult to locate, permit and reliably access” and that “navigating applicable regulations is especially difficult as the rules governing the sourcing of fresh water vary.” At page 75, you state, “Identifying and securing these water sources is not easily replicated given the significant know-how and relationships with local, state and federal government agencies as well as private landowners that we have developed over the last five or more years.” Given the importance of water sourcing to your operations, please enhance your description of water sourcing to provide investors with a better understanding of the sources and availability of your raw materials and your unique sourcing abilities. See Items 101(a) and (c) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 3 through 4 and 77 through 78 of Filing No. 1.

15.                               Your disclosure reveals that you source water from government entities. Please state whether your water sources may be subject to termination or downward revision at the election of the government. See Item 101(c)(1)(iii) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment and have revised our disclosure to state that, upon the occurrence of certain events, the government may elect to terminate certain of our permits. Please see pages 3, 23 and 77 of Filing No. 1.

16.                               Please tell us what consideration you gave to filing any of your material contracts or permits for water sourcing as exhibits under Item 601(b)(10)(ii)(B) or (D) of Regulation S-K. In your discussion of your “market leading position” in the Bakken, you appear to attribute your position to the importance of governmental permits for source water off Lake Sakakawea, indicating that your business in the region may be substantially dependent upon such permits. We further note your risk factor discussing these resources at page 22 that states that the “success and profitability of our business may be disproportionately exposed to factors impacting this region.”

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that, while we believe our permits in the Bakken have strategic value to our operations in the Bakken going forward, we are not substantially dependent on such permits. Our water permits in the Bakken are material to our operations in the Bakken; however, they are not currently material to our business as a whole. For the years ended December 31, 2016 and 2015, our Bakken operations represented 9.6% and 5.5%, respectively, of our revenues. Further, none of our contracts or permits for water sourcing is material to our business. Therefore, we do not believe any of our contracts or permits for water sourcing are required to be filed as exhibits under Item 601(b)(10)(ii)(B) or (D) of Regulation S-K.

Unaudited Condensed Consolidated Financial Statements, page F-12

Note 4 — Exit and Disposal Activities, page F-21

17.                               We note that you incurred $13.2 million of charges for exit and disposal activities during the nine months ended September 30, 2016 related to facility consolidation initiatives. Revise your disclosure to describe the facts and circumstances that led up to the expected activities and to state the expected completion date. Refer to FASB ASC 420-10-50-1. With your response, tell us whether the lease abandonment costs recognized are part of an exit plan.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-19 of Filing No. 1.

Note 5 — Property and Equipment, page F-22

18.                               We note that triggering events existed during 2016 which required you to evaluate the recoverability of certain property and equipment. Expand your disclosure related to your impairment of property and equipment to better describe the impaired long-lived assets and the facts and circumstances which led to the impairment. Your revised disclosure should also indicate the method used in determining the fair value of the impaired assets. Refer to FASB ASC 360-10-50-2.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-20 of Filing No. 1.

Note 11 — Unit-based Compensation, page F-26

Unit Option Awards, page F-26

19.                               Revise to provide the disclosures required by FASB ASC 718-10-50-2, including as it relates to compensation cost for unit option awards and the assumptions used for your fair value estimates.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-24 through F-26 of Filing No. 1. Additionally, we note that we have considered contemporaneous valuation information provided by third-party consultants when determining the fair value of replacement awards in conjunction with our 144A Offering and for determining the fair value of equity-based awards granted subsequent to December 31, 2016.

Consolidated Financial Statements, page F-35

Note 2 — Significant Accounting Policies, page F-43

Self-insurance, page F-45

20.                               We note that you are self-insured for certain losses related to general liability, worker’s compensation, vehicle liability, and group medical. Disclose the stop loss limits associated with each risk for which you are self-insured and identify each risk for which you do not have excess loss limits.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-14 of Filing No. 1.

Revenue Recognition, page F-46

21.                               Revise to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. As part of your revised disclosure, address the process through which revenue is recognized for services offered to your customers (i.e., water-related services, equipment rental, wellsite services, etc.). Your revised disclosure should also address different contract structures, including those where you provide multiple services to a customer. Refer to SAB Topic 13.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-15 of Filing No. 1.

Note 15 — Segment Information, page F-60

22.                               You state that your services are offered through three operating segments (i.e., water solutions, accommodations and rentals, and wellsite completion and construction services). However, your website appears to identify water solutions, well testing, fluid handling, and disposal solutions as separate business units through which services are provided. Provide us with additional detail regarding your conclusion that you have three operating segments. For example, tell us about the management structure of your water solutions operating segment and explain how your chief operating decision maker assesses its performance and makes decisions regarding the allocation of resources.

Include an analysis supporting the identification of your chief operating decision maker with your response. Refer to FASB ASC 280-10-50-1, 50-5, and 50-7.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that based on the Company’s analysis of the criteria contained in ASC 280-10-50, the Company determined that it has three operating and reportable segments: water solutions, accommodations and rentals and wellsite completion and construction services. We respectfully advise the Staff that the website viewed by the Staff was the website of the entity comprising our water solutions segment — Select LLC. Each of our segments has historically had its own website, with Select

LLC (water solutions), Peak (accommodations and rentals) and Affirm (wellsite completion and construction services) being historically represented in separate and distinct web pages. In connection with our 144A Offering, we underwent a corporate reorganization and are still in the process of updating the websites of Peak, Affirm and Select LLC.  The presentation on the revised websites will be consistent with our segment reporting structure and how we operate and manage our business activities.

In determining our operating and reportable segments the Company initially evaluated, in accordance with ASC 280-10-50-5, the role of chief operating decision maker.  We concluded that our Chairman and Chief Executive Officer, John Schmitz, functions in the role of chief operating decision maker.  Mr. Schmitz is responsible for assessing the performance of the operating segments, making key operating decisions and allocating Company resources among the operating segments. Mr. Schmitz also has responsibility for and ultimate approval of our budgeting process.  Additionally, as addressed in ASC 280-10-50-7, each of our operating segments is run by a president who functions as a segment manager and is directly accountable for that segment and maintains regular contact with Mr. Schmitz to discuss operating activities, financial results, forecasts and plans for the segment.  Mr. Schmitz receives periodic reports regarding each of the three segments containing discrete financial and operating information, upon which he makes determinations on how to allocate Company resources between the three operating segments. More specifically, he is directly involved in approving each authorization for capital expenditure for the three segments and contributes to the annual and periodic updates of the budget models for each segment.

Upon determination of our chief operating decision maker, the Company then considered the business activities of each of our business components in accordance with ASC 280-10-50-1, including whether the operating results of a business component were regularly reviewed by Mr. Schmitz to assess the performance of the component and make decisions about how resources are allocated, and whether a business component has discrete financial information that is available.   Each of our operating segments met these criteria.

Based on the business activities of the Company, the discrete financial information produced for each of our three operating segments and the manner in which the chief operating decision maker assesses the performance and makes decisions regarding the allocation of resources between our segments, we believe it is appropriate to report our financial information in the three operating segments identified in the Registration Statement.

*                                         *                                         *                                         *                                         *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

Select Energy Services, Inc.

By:	/s/ John Schmitz
Name:	John Schmitz
Title:	Chairman and Chief Executive Officer

Enclosures

cc:                                David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.